# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BioNexus Gene Lab Corp, CIK 0001737523
CUSIP: 090628306
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: UNIT A-28-7, TOWER A, MENARA UOA BANGSAR, NO. 5 JLN BANGSAR UTAMA 1, KUALA LUMPUR, Malaysia (N8), 59000
Date of event which requires filing of this statement: 08/13/2026
Filed by CIK 0002141883
Persons authorized to receive notices and communications: Daniel H. Luciano, Esq, 242A West Valley Brook Road, Califon, New Jersey (NJ), 07683, 9083283731

## Reporting persons
- Tan Lee Su-Leng (CIK 0002141883): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: other (OO); sole voting power 338,709; shared voting power 0; sole dispositive power 338,709; shared dispositive power 0; aggregate amount beneficially owned 338,709 (11.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: BioNexus Gene Lab Corp
Address of issuer's principal executive offices: UNIT A-28-7, TOWER A, MENARA UOA BANGSAR, NO. 5 JLN BANGSAR UTAMA 1, KUALA LUMPUR, Malaysia (N8), 59000

## Item 2. Identity and Background
Name of person filing: This statement is filed by Su-Leng Tan Lee (the 'Reporting Person').
Residence or business address:
The Reporting Person's business address is c/o BioNexus Gene Lab Corp., Unit A-28-7, Level 28, Tower
A, Menara UOA Bangsar, No. 5 Jalan Bangsar Utama 1, Kuala Lumpur 59000, Malaysia.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and President and a director of the Issuer. The Issuer operates in molecular diagnostics and the distribution of industrial chemicals. The Issuer's business address is stated in Item 1 above.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 13, 2026, the Issuer granted and issued effective as of that date to the Reporting Person a fully vested Other Stock-Based Award covering 338,709 shares of Common Stock under Section 5 of the BioNexus Gene Lab Corp. 2025 Equity Incentive Plan (the 'Plan'). The award was separately approved on a basis for completed services and for no cash consideration. Accordingly, no personal funds were used to acquire the shares. The source-of-funds code reported on the cover page is 'OO' (Other).

The Issuer used $1.55 per share, the Nasdaq closing price on August 12, 2026, solely as the Plan fair-market-value measure. This produces an aggregate Plan value of $524,998.95 and is not a cash purchase price. The offer and issuance occurred outside the United States in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares as compensation for completed services to the Issuer and in connection with the Reporting Person's service as Chief Executive Officer and President and as a director. The shares were not acquired with borrowed funds or for the purpose of acquiring control of the Issuer. By reason of the Reporting Person's executive and Board positions, the Reporting Person participates in the management, business, policies and strategic direction of the Issuer and may from time to time consider, discuss or support actions concerning the Issuer's business, operations, governance, capital structure, securities, financing, acquisitions or dispositions, Board composition, executive leadership and other matters that may fall within one or more of the categories described in Item 4(a) through (j) of Schedule 13D. Any such action would remain subject to the Reporting Person's fiduciary duties, applicable law, the Issuer's governing documents and required approvals.

Except as described in this statement and in the Reporting Person's ordinary exercise of responsibilities as an executive officer and director, the Reporting Person has no present plan or proposal that relates to or would result in any action specified in Item 4(a) through (j) of Schedule 13D. The Reporting Person may review the investment on a continuing basis and may change this intention in light of future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person beneficially owns 338,709 shares of Common Stock, representing approximately 1
1.5% of the outstanding Common Stock as of August 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole voting power over 338,709 shares and sole dispositive power over 338,70
9 shares. The Reporting Person has shared voting power over no shares and shared dispositive power over no shares.
Transactions in the class effected during the past sixty days: On August 13, 2026, the Reporting Person acquired 338,709 shares through the fully vested award described in Item 3 for no cash consideration. Except for that transaction, the Reporting Person did not effect any transaction in the Common Stock during the 60 days preceding this statement.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares reported in this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The award is evidenced by an Other Stock-Based Award Agreement and Regulation S Certification entered into as of August 13, 2026 between the Issuer and the Reporting Person. The Award Agreement memorializes the grant and issuance of 338,709 fully vested shares effective as of August 13, 2026, confirms that the award was granted for completed services and no cash consideration, and confirms that shareholder rights arose on that date. Subsequent book-entry recordation, restrictive legends and stop-transfer instructions document and manage the issuance and do not delay or condition it. The Award Agreement does not impose a future service condition or contractual forfeiture schedule.

The Award Agreement subjects the shares to the Plan, applicable compensation-recovery and Issuer policies, and transfer restrictions required for reliance on Regulation S. Among other matters, the Award Agreement provides for a six-month resale compliance period under Rule 903(b)(3) of Regulation S, a restrictive book-entry legend and stop-transfer instructions. The Issuer has no obligation under the Award Agreement to register the shares for resale or assure liquidity.
The descriptions of the Award Agreement and the Plan in this statement are qualified in their entirety by reference to those documents, which are filed or incorporated by reference as exhibits to this statement. Except as described in this statement, the Reporting Person has no contract, arrangement, understanding or relationship with any person concerning securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 01 - Other Stock-Based Award Agreement and Regulation S Certification - Su-Leng Tan Lee - 338,709 Shares

## Signatures
- Tan Lee Su-Leng: /s/ Su-Leng Tan Lee, Su-Leng Tan Lee (08/14/2026)